Exhibit 99.2.2

CERTAIN INFORMATION (INDICATED BY “[…***…]”) AND SCHEDULES HAVE
BEEN EXCLUDED FROM THIS AGREEMENT BECAUSE SUCH INFORMATION (I)
IS NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF
PUBLICLY DISCLOSED.

GLOBAL performance SHARE UNIT AWARD AGREEMENT
UNDER beone medicines Ltd.
2016 Share OPTION AND INCENTIVE PLAN

Name of Grantee:

Target Number of PSUs Granted:

Grant Date:

Pursuant to the BeOne Medicines Ltd. 2016 Share Option and Incentive Plan, as amended through the Grant Date (the “Plan”), and this Global Performance Share Unit Award Agreement, including the additional performance-based vesting conditions in Appendix A and any additional terms and conditions for the Grantee’s country set forth in Appendix B attached hereto (Appendices A and B, together with the Global Performance Share Unit Award Agreement, the “Agreement”), BeOne Medicines Ltd., a corporation incorporated under the laws of Switzerland (the “Company”), hereby grants an award of the number of Performance Share Units (“PSUs”) listed above (an “Award”) to the Grantee named above. Each PSU shall relate to one ordinary registered share of the Company, par value US$0.0001 per share (the “Ordinary Shares”). The Ordinary Shares may be represented by American Depositary Shares (“ADSs”), and each ADS represents 13 Ordinary Shares. References herein to the issuance of Ordinary Shares shall also refer to the issuance of ADSs on the same basis of one ADS for every 13 Ordinary Shares. Capitalized terms in this Agreement shall have the meaning specified in the Plan, unless defined differently herein.

1.            Restrictions on Transfer of Award. This Award may not be sold, transferred, pledged, assigned or otherwise encumbered or disposed of by the Grantee, and any Ordinary Shares issuable with respect to the Award may not be sold, transferred, pledged, assigned or otherwise encumbered or disposed of until (i) the PSUs have vested as provided in Paragraph 2 of this Agreement and (ii) Ordinary Shares have been issued to the Grantee in accordance with the terms of the Plan and this Agreement.

2.            Vesting of PSUs. The restrictions and conditions of Paragraph 1 of this Agreement shall lapse in accordance with the service and performance-based vesting conditions set forth in Appendix A. Except as otherwise provided herein, vesting of the PSUs is contingent on both (i) the Company’s achievement of the relevant Total Revenue Goals within the Revenue Measurement Period as soon as the Total Revenue (as defined in Appendix A) is finalized and approved by the Administrator and (ii), except as provided otherwise in Paragraph 3(b) and Paragraph 3(f), the Grantee’s continued employment with the Company and its Subsidiaries through the Determination Date (as defined in Appendix A), as set forth in Appendix A. In determining the number of vested PSUs, the number of Ordinary Shares shall be rounded down to the nearest whole ADS or the nearest increment of 13 Ordinary Shares.

3.            Termination of Employment.

(a)            Except as set forth in Paragraph 3(b) and Paragraph 3(f), if the Grantee’s employment with the Company and its Subsidiaries terminates for any reason at any time prior to the Determination Date, any PSUs that have not vested, whether or not earned, as of such date shall automatically and without notice terminate and be forfeited, and neither the Grantee nor any of his or her successors, heirs, assigns, or personal representatives will thereafter have any further rights or interests in such unvested PSUs. For the avoidance of doubt, if the Grantee ceases to be an employee at any time prior to the Determination Date (except as set forth in Paragraph 3(b)), the Grantee will not earn or be entitled to any pro-rated vesting for any portion of time before the termination date during which the Grantee was an employee, nor will the Grantee be entitled to any compensation for lost vesting, irrespective of whether any Total Revenue Goals were previously achieved during the Revenue Measurement Period. However, a change in the Grantee’s status from employee to Consultant or member of the Board will not be deemed a termination of employment for purposes of the PSUs.

(b)            Unless otherwise provided in the Grantee’s employment agreement or other agreement between the Grantee and the Company or any of its Subsidiaries (or any successor thereto), if, at any time prior to the Determination Date, a Sale Event occurs (whereby the PSUs are assumed, continued or substituted for by the acquiring company in the Sale Event) and the Grantee’s employment with the Company and its Subsidiaries is terminated by the Company or any of its Subsidiaries (or any successor thereto) without Cause (as defined below) or by the Grantee for Good Reason (as defined below), in either case, at any time within 18 months following the completion of the Sale Event, the unvested PSUs then-held by the Grantee will be subject to fully accelerated vesting immediately as of the date of such termination of employment calculated as follows:

(i)            To the extent any applicable Revenue Measurement Period has been completed at the time of such termination, the number of PSUs which vest shall be determined in accordance with the actual level of attainment of the Total Revenue Goals determined by the Administrator for such Revenue Measurement Period; and

(ii)           To the extent any applicable Revenue Measurement Period has not been completed at the time of such termination, the number of PSUs which vest shall be determined in accordance with the target level of attainment for such Revenue Measurement Period.

(c)            If, at any time prior to the Determination Date, the Grantee’s termination of employment occurs as a result of the Grantee’s death or Disability (as defined below), the unvested PSUs then-held by the Grantee will be subject to fully accelerated vesting immediately as of the date of such termination of employment calculated as follows:

(i)            To the extent any applicable Revenue Measurement Period has been completed at the time of such termination, the number of PSUs which vest shall be determined in accordance with the actual level of attainment of the Total Revenue Goals determined by the Administrator for such Revenue Measurement Period; and

(ii)            To the extent any applicable Revenue Measurement Period has not been completed at the time of such termination, for the Revenue Measurement Period in which such termination occurs, the number of PSUs which vest shall be determined in accordance with the target level of attainment for such Revenue Measurement Period.

(d)            For purposes of the PSUs, the Grantee’s employment shall be considered terminated as of the date the Grantee is no longer actively employed by the Company or any of its Subsidiaries (regardless of the reason for such termination and whether or not later found to be invalid or in breach of applicable laws in the jurisdiction where the Grantee is employed or the terms of the Grantee’s employment agreement, if any) and such date will not be extended by any notice period (e.g., the date would not be delayed by any contractual notice period or any period of “garden leave” or similar period mandated under applicable laws in the jurisdiction where the Grantee is employed or the terms of the Grantee’s employment agreement, if any). The Administrator shall have the exclusive discretion to determine when the Grantee is no longer actively employed for purposes of the PSUs (including whether the Grantee may still be considered to be employed while on a leave of absence).

(e)            For purposes of this Agreement, the following defined terms shall have their respective meanings set forth below:

(i)            “Cause” means, unless otherwise provided in an Award Certificate or determined by the Administrator, (1) “Cause” as defined in any employment, severance or similar agreement between the Grantee and the Company or any of its Subsidiaries (or any successor thereto) in effect at the time of termination of the Grantee’s employment; or (2) in the absence of any such employment, severance or similar agreement (or the absence of any definition of “Cause” therein), the Grantee’s: (A) gross negligence or willful misconduct in performance of the Grantee’s duties to the Company or any of its Subsidiaries (or any successor thereto), or willful or repeated failure or refusal to perform such duties; (B) act of fraud or misappropriation, embezzlement or misuse of funds or property belonging to the Company or any of its Subsidiaries (or any successor thereto); (C) commission of, indictment for, conviction of, or plea of guilty or no contest to a felony (or crime of equivalent magnitude under applicable law) or crime involving moral turpitude; (D) material breach of any provision of any employment, severance or similar agreement between the Grantee and the Company or any of its Subsidiaries (or any successor thereto); (E) material violation of the written policies of the Company or any of its Subsidiaries (or any successor thereto) applicable to the Grantee; (F) willful failure to comply with lawful directives of the Board; or (G) engagement in conduct in connection with the Grantee’s employment with the Company or any of its Subsidiaries (or any successor thereto), which results in, or could reasonably be expected to result in, material harm to the business or reputation of the Company or any of its Subsidiaries.

(ii)           “Disability” shall have the meaning set forth in Section 409A(a)(2)(C) of the Code.

(iii)          “Good Reason” means (1) “Good Reason” as defined in any employment agreement, severance or similar agreement between the Grantee and the Company or any of its Subsidiaries (or any successor thereto) in effect at the time of termination of the Grantee’s employment; or (2) in the absence of any such employment, severance or similar agreement (or the absence of any definition of “Good Reason” therein), the occurrence, without the Grantee’s written consent, of any of the following events: (A) a material reduction in the Grantee’s annual base salary or target bonus opportunity; (B) a material reduction in the Grantee’s authority, duties or responsibilities; or (C) a change in the Grantee’s principal place of work to a location of more than X miles from the Grantee’s present principal place of work; or (D) a material breach by the Company of the terms of the Grantee’s employment agreement with the Company or any of its Subsidiaries, if any; provided, that (x) the Grantee provides the Company with written notice within 30 days after the initial existence of the facts or circumstances constituting Good Reason, (y) the Company has failed to cure such facts or circumstances within 30 days after receipt of such notice, and (z) the date of the Grantee’s termination of employment occurs no later than 30 days after the end of such cure period.

(f)             Notwithstanding any provision to the contrary in this Agreement, with respect to a Grantee who is a member of the Company's executive management team (as such term is used in the Company's Organizational Regulations, as in effect from time to time) (such Grantee, an “Executive Management Team Member”), whether, and the date on which, vesting of PSUs occurs, including, but not limited to, whether vesting shall be accelerated in the event of the termination of such Grantee’s individual employment agreement, shall be governed exclusively by the terms of such Grantee’s individual employment agreement. In the event of any conflict between this Agreement and such Grantee’s individual employment agreement regarding the termination of employment, the terms of such Grantee’s individual employment agreement shall exclusively control. For the avoidance of doubt, the terms defined in Paragraph 3(e) shall not apply to a Grantee who is an Executive Management Team Member; the terms of such Grantee’s individual employment agreement shall apply exclusively.

4.             Issuance and Delivery of Ordinary Shares. As soon as practicable following the Determination Date or the date of any accelerated vesting pursuant to Paragraph 3(b) or Paragraph 3(f) (but in no event later than two and one-half (2.5) months after the end of the year in which the Determination Date or, if earlier, the date of any accelerated vesting pursuant to Paragraph 3(b) or Paragraph 3(f), occurs), the Company shall cause to be issued or delivered to the Grantee the number of Ordinary Shares equal to the aggregate number of PSUs that have vested on such date and the Grantee shall thereafter have all the rights of a shareholder of the Company with respect to such Ordinary Shares.

5.             Incorporation of Plan. Notwithstanding anything herein to the contrary, this Agreement shall be subject to and governed by all the terms and conditions of the Plan, including the powers of the Administrator set forth in Section 2(b) of the Plan.

6.             Responsibility for Taxes. The Grantee acknowledges that, regardless of any action taken by the Company or, if different, the Subsidiary employing the Grantee (the “Employer”), the ultimate liability for all income tax, social insurance, payroll tax, fringe benefits tax, payment on account or other tax-related items related to the Grantee’s participation in the Plan and legally applicable or deemed legally applicable to the Grantee (“Tax-Related Items”) is and remains the Grantee’s responsibility and may exceed the amount, if any, actually withheld by the Company or the Employer. The Grantee further acknowledges that the Company and/or the Employer (i) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the PSUs, including, but not limited to, the grant, vesting or settlement of the PSUs, the subsequent sale of Ordinary Shares acquired pursuant to such settlement and the receipt of any dividends; and (ii) do not commit to and are under no obligation to structure the terms of the grant or any aspect of the PSUs to reduce or eliminate the Grantee’s liability for Tax-Related Items or achieve any particular tax result. Further, if the Grantee is subject to Tax-Related Items in more than one jurisdiction, the Grantee acknowledges that the Company and/or the Employer (or former employer, as applicable) may be required to withhold or account for Tax-Related Items in more than one jurisdiction.

(a)            In connection with any relevant taxable or tax withholding event, as applicable, the Grantee agrees to make adequate arrangements satisfactory to the Company and/or the Employer to satisfy all Tax-Related Items. In this regard, provided that the PSUs do not vest prior to the expiration of the applicable cooling-off period under Rule 10b5-1(c)(1)(ii)(B) of the Exchange Act, measured from the date of the Grantee’s acceptance or deemed acceptance of this Agreement, or if later, the date the Grantee is not in possession of material, non public information regarding the Company or any securities of the Company (the “Cooling-off Period”), the Grantee authorizes the Company (or its designated agent) to sell the portion of the Ordinary Shares to be delivered under the Grantee’s vested PSUs necessary to satisfy the Tax-Related Items withholding obligations or rights through a mandatory sale arranged by the Company (on the Grantee’s behalf pursuant to this authorization without further consent) and apply the proceeds of such sales to satisfy the applicable withholding obligations or rights with regard to the Tax-Related Items (a “Sell to Cover”). The Grantee acknowledges that the Grantee may not exercise control over the timing of such Sell to Cover. As of the date hereof, to the extent the Grantee is subject to Section 16 of the Exchange Act, the Grantee certifies that, as of the date of the Grantee’s acceptance of this Award, the Grantee is not aware of any material, nonpublic information regarding the Company or any securities of the Company and, the Grantee enters into this Agreement in good faith and not as part of a plan or scheme to evade the prohibitions of Section 10(b) or Rule 10b5-1 of the Exchange Act or any other securities laws (together, the “Certification”). Notwithstanding anything in this Agreement to the contrary, the Sell to Cover provisions of this Section 6(a) shall not apply to the extent the Grantee has otherwise entered into a separate Rule 10b5-1 trading plan covering the sale of Ordinary Shares subject to the PSUs to satisfy withholding obligations or rights related to the Tax-Related Items.

(b)            Notwithstanding anything to the contrary in Section 6(a), and unless otherwise provided in Section 6(c), the Grantee may elect to satisfy the Tax-Related Items in cash, if (i) the cash payment election is made during an open “window period” as determined in accordance with the Company’s Insider Trading Policy and Special Trading Procedures for Insiders (or any successor program or policy) (the “Insider Trading Policy”); (ii) the Grantee obtains pre-clearance approval from the Company’s compliance officer under the Insider Trading Policy; (iii) if applicable, the Grantee renews the Grantee’s Certification with respect to an election to use Sell to Cover with respect to any subsequent vesting event applicable to the PSUs; and (iv) any election to use Sell to Cover with respect to any subsequent vesting event is not given effect unless the Cooling-off Period, measured from the date the Grantee elects to use Sell to Cover for the subsequent vesting event, has expired.

(c)            Notwithstanding anything to the contrary in Section 6(a), the Company may elect to satisfy withholding obligations or rights for Tax-Related Items in one or more of the forms set forth in the following sentence if: (1) the Tax-Related Items withholding obligations or rights arise other than in connection with the vesting (and associated settlement) of the PSUs or prior to the expiration of the applicable Cooling-off Period, (2) during an open “window period” as determined in accordance with the Company’s Insider Trading Policy, the Company, in its sole discretion, determines to change the Tax-Related Items withholding payment method from the Sell to Cover, or (3) otherwise required or permitted by applicable law, including the requirements of Rule 10b5-1(c)(1) of the Exchange Act. In lieu of the methods of withholding authorized in Section 6(a), the Company and/or the Employer, or their respective agents, at their discretion, are authorized to satisfy any applicable withholding obligations or rights with regard to all Tax-Related Items by (i) withholding from the Grantee’s salary, wages or other cash compensation payable to the Grantee by the Company, the Employer, and/or any other Subsidiary; or (ii) withholding from Ordinary Shares to be issued to the Grantee upon settlement of the PSUs (which must be authorized by the Administrator, as constituted in accordance with Rule 16b-3 under the Exchange Act, if the Grantee is subject to Section 16 of the Exchange Act); (iii) permitting the Grantee to make a payment in cash; or (iv) any other method of withholding determined by the Company and permitted by applicable law.

(d)            Depending on the withholding method, the Company and/or the Employer may withhold or account for Tax-Related Items by considering statutory withholding amounts or other applicable withholding rates, including maximum rates applicable in the Grantee's jurisdiction(s). In the event of over-withholding, the Grantee may receive a refund of any over-withheld amount in cash (with no entitlement to the equivalent in Ordinary Shares), or if not refunded, the Grantee may seek a refund from local tax authorities. In the event of under-withholding, the Grantee may be required to pay any additional Tax-Related Items directly to the applicable tax authority or to the Company and/or the Employer. If the obligation or rights for Tax-Related Items are satisfied by withholding from Ordinary Shares, for tax purposes, the Grantee will be deemed to have been issued the full number of Ordinary Shares subject to the vested PSUs, notwithstanding that a number of the Ordinary Shares is held back solely for the purpose of paying the Tax-Related Items.

(e)            While this Agreement is in effect, the Grantee agrees (i) not to enter into or alter any corresponding or hedging transaction or position with respect to the securities covered by this Agreement (including, without limitation, with respect to any securities convertible or exchangeable into Ordinary Shares) and (ii) not to attempt to exercise any influence over how, when or whether to effect the withholding and sale of Ordinary Shares pursuant to this Paragraph 6, except and only to the extent permitted by the Company. The Grantee agrees to pay to the Company or the Employer any amount of Tax-Related Items that the Company or the Employer may be required to withhold or account for as a result of the Grantee’s participation in the Plan that cannot be satisfied by the means previously described. The Company may refuse to issue or deliver the Ordinary Shares, or the proceeds of the sale of Ordinary Shares, if the Grantee fails to comply with his or her obligations in connection with the Tax-Related Items.

7.             Section 409A of the Code. This Agreement is intended to comply with, or be exempt from, the applicable requirements of Section 409A of the Code and shall be construed and interpreted in accordance therewith. To the maximum extent permitted under Section 409A of the Code, all provisions relating to the settlement of the Award are intended to be exempt from the requirements of Section 409A of the Code as “short-term deferrals” as described in Section 409A of the Code. Notwithstanding any provision of this Agreement to the contrary, in the event that any delivery of Shares to the Grantee is made as a result of the Grantee’s termination of employment and the Grantee is a “specified employee” (as defined under Section 409A of the Code) at the time the Grantee becomes entitled to delivery of such Shares, and provided, that the delivery of such Shares does not otherwise qualify for an applicable exemption from Section 409A of the Code, then no such delivery of such Shares shall be made to the Grantee under this Agreement until the date that is the earlier to occur of six months and one day following the Grantee’s termination of employment or the Grantee’s death. For purposes of Section 409A of the Code, each payment made in settlement of the Award under his Agreement shall be designated as a “separate payment” within the meaning of the Section 409A of the Code.

8.              No Obligation to Continue Employment or Other Service. Neither the Company nor any Subsidiary is obligated by or as a result of the Plan or this Agreement to continue the Grantee in employment or other service and neither the Plan nor this Agreement shall interfere in any way with the right of the Employer to terminate the employment of the Grantee at any time.

9.              Integration. This Agreement constitutes the entire agreement between the parties with respect to this Award and supersedes all prior agreements and discussions between the parties concerning such subject matter.

10.            Nature of Grant. By accepting the Award, the Grantee acknowledges, understands and agrees that:

(a)            the Plan is established voluntarily by the Company, it is discretionary in nature, and may be amended, suspended or terminated by the Company at any time, to the extent permitted by the Plan;

(b)            the Plan is operated and the PSUs are granted solely by the Company and only the Company is a party to this Agreement; accordingly, any rights the Grantee may have under this Agreement may be raised only against the Company but not any Subsidiary (including, but not limited to, the Employer);

(c)            no Subsidiary (including, but not limited to, the Employer) has any obligation to make any payment of any kind to the Grantee under this Agreement;

(d)            the grant of the PSUs is exceptional, voluntary and occasional and does not create any contractual or other right to receive future grants of PSUs, or benefits in lieu of PSUs, even if PSUs have been granted in the past;

(e)            all decisions with respect to future PSUs or other grants, if any, will be at the sole discretion of the Company;

(f)             the Grantee is voluntarily participating in the Plan;

(g)            the grant of the PSUs does not establish an employment or other service relationship between the Grantee and the Company;

(h)            the PSUs and any Ordinary Shares subject to the PSUs, and the income from and value of same, are not intended to replace any pension rights or compensation;

(i)            unless otherwise agreed with the Company, the PSUs and the Ordinary Shares subject to the PSUs, and the income from and value of same, are not granted as consideration for, or in connection with, the service the Grantee may provide as a director of a Subsidiary;

(j)             the PSUs and any Ordinary Shares subject to the PSUs, and the income from and value of same, are not part of normal or expected compensation for any purpose, including, without limitation, calculating any severance, resignation, termination, redundancy, dismissal, end-of-service payments, bonuses, long-service awards, holiday pay, pension or retirement or welfare benefits or similar payments;

(k)            the future value of the Ordinary Shares underlying the PSUs is unknown, indeterminable, and cannot be predicted with certainty;

(l)             no claim or entitlement to compensation or damages shall arise from forfeiture of the PSUs resulting from the termination of the Grantee’s employment (for any reason whatsoever, whether or not later found to be invalid or in breach of applicable laws in the jurisdiction where the Grantee is employed or the terms of the Grantee’s employment agreement, if any) and/or the application of any recoupment, recovery, or clawback policy otherwise required by applicable laws;

(m)           unless otherwise provided in the Plan or by the Company in its discretion, the PSUs and the benefits evidenced by this Agreement do not create any entitlement to have the PSUs or any such benefits transferred to, or assumed by, another company nor to be exchanged, cashed out or substituted for, in connection with any corporate transaction affecting the Ordinary Shares; and

(n)            neither the Company, the Employer nor any other Subsidiary shall be liable for any foreign exchange rate fluctuation between the Grantee’s local currency and the United States Dollar that may affect the value of the PSUs or of any amounts due to the Grantee pursuant to the settlement of the PSUs or the subsequent sale of any Ordinary Shares acquired upon settlement.

11.            Appendix B. Notwithstanding any provision of this Global Performance Share Unit Award Agreement, if the Grantee resides in a country outside the United States or is otherwise subject to the laws of a country other than the United States, the PSUs shall be subject to the additional terms and conditions set forth in Appendix B for the Grantee’s country, if any. Moreover, if the Grantee relocates to one of the countries or regions included in Appendix B during the term of the PSUs, the additional terms and conditions for such country shall apply to the Grantee, to the extent the Company determines that the application of such terms and conditions is necessary or advisable for legal or administrative reasons. Appendix B forms part of this Agreement.

12.            Language. The Grantee acknowledges that he or she is sufficiently proficient in English, or has consulted with an advisor who is sufficiently proficient in English, so as to allow the Grantee to understand the terms of this Agreement. If the Grantee has received this Agreement, or any other documents related to the PSUs and/or the Plan translated into a language other than English and if the meaning of the translated version is different than the English version, the English version will control, unless otherwise required by applicable laws.

13.            Notices. Notices hereunder shall be mailed or delivered to the Company at its principal place of business and shall be mailed or delivered to the Grantee at the address on file with the Company or, in either case, at such other address as one party may subsequently furnish to the other party in writing.

14.            Waiver. The Grantee acknowledges that a waiver by the Company of breach of any provision of this Agreement shall not operate or be construed as a waiver of any other provision of this Agreement, or of any subsequent breach by the Grantee or any other Grantee.

15.            Choice of Law. This Agreement shall be governed by, and construed in accordance with, the laws of Switzerland, applied without regard to conflict of law principles.

16.            Venue. For purposes of litigating any dispute that arises directly or indirectly from the relationship of the parties evidenced by this Agreement, the parties hereby submit to and consent to the exclusive jurisdiction of the courts at the registered office of the Company, and no other courts, where this grant is made and/or to be performed, and no other courts.

17.            Severability. The provisions of this Agreement are severable and if any one or more provisions are determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions shall nevertheless be binding and enforceable.

18.            Imposition of Other Requirements. The Company reserves the right to impose other requirements on the PSUs and the Ordinary Shares acquired upon settlement of the PSUs, to the extent the Company determines it is necessary or advisable for legal or administrative reasons, and to require the Grantee to accept any additional agreements or undertakings that may be necessary to accomplish the foregoing.

19.            Electronic Delivery and Acceptance. The Company may, in its sole discretion, decide to deliver any documents related to current or future participation in the Plan by electronic means. The Grantee hereby consents to receive such documents by electronic delivery and agrees to participate in the Plan through an on-line or electronic system established and maintained by the Company, or any third party designated by the Company.

20.            Insider Trading Restrictions / Market Abuse Laws. By accepting the PSUs, the Grantee acknowledges that he or she is bound by all the terms and conditions of any Company insider trading policy as may be in effect from time to time. The Grantee further acknowledges that the Grantee may be or may become subject to insider trading restrictions and/or market abuse laws which may affect the Grantee’s ability to accept, acquire, sell or otherwise dispose of Ordinary Shares, rights to Ordinary Shares (e.g., PSUs) or rights linked to the value of Ordinary Shares during such times as the Grantee is considered to have “inside information” regarding the Company (as defined by the laws in the applicable jurisdictions). Local insider trading laws and regulations may prohibit the cancellation or amendment of orders the Grantee placed before the Grantee possessed inside information. Furthermore, the Grantee could be prohibited from (i) disclosing the inside information to any third party, which may include fellow employees and (ii) “tipping” third parties or causing them otherwise to buy or sell securities. Any restrictions under these laws or regulations are separate from and in addition to any restrictions that may be imposed under the Insider Trading Policy. It is the Grantee’s responsibility to comply with any applicable restrictions and the Grantee should speak to his or her personal advisor on this matter.

21.            Foreign Asset/Account, Exchange Control and Tax Reporting. The Grantee may be subject to foreign asset/account, exchange control, tax reporting or other requirements which may affect the Grantee’s ability acquire or hold PSUs or Ordinary Shares under the Plan or cash received from participating in the Plan (including dividends and the proceeds arising from the sale of Ordinary Shares) in a brokerage/bank account outside the Grantee’s country. The applicable laws of the Grantee’s country may require that he or she report such PSUs, Ordinary Shares, accounts, assets or transactions to the applicable authorities in such country and/or repatriate funds received in connection with the Plan to the Grantee’s country within a certain time period or according to certain procedures. The Grantee is responsible for ensuring compliance with any applicable requirements and should consult his or her personal legal advisor to ensure compliance with applicable laws.

BEONE MEDICINES LTD.

By:
Name:
Title:

The undersigned hereby agrees to the terms and conditions of the Agreement. Electronic agreement pursuant to the Company’s instructions to the Grantee (including through an online acceptance process) is acceptable. The Grantee is required to affirmatively accept or reject this Award prior to the five-month anniversary of the Grant Date or, if the Grantee is not permitted to trade in securities of the Company (as determined in accordance with the Company’s Insider Trading Policy) as of the five-month anniversary of the Grant Date, the first day on which the Grantee would be permitted to trade (the “Acceptance Deadline”).

•	If the Grantee is not subject to Section 16 of the Exchange Act and has not affirmatively accepted or rejected the Award prior to the Acceptance Deadline, the Grantee will be deemed to have accepted this Award and all the terms and conditions set forth in this Agreement as of the Acceptance Deadline. Such deemed acceptance will allow the Ordinary Shares to be released in a timely manner and once released, the Grantee waives any right to assert that the Grantee has not accepted the terms hereof.

•	If the Grantee is subject to Section 16 of the Exchange Act, the Grantee must accept or reject the Award prior to the Acceptance Deadline to avoid cancellation of the Award.

•	If the Grantee affirmatively accepts this Award on a date the Grantee is not permitted to trade in securities of the Company (as determined in accordance with the Company’s Insider Trading Policy), the Grantee will be deemed to have accepted this Award and all the terms and conditions set forth in this Agreement as of the first day on which the Grantee would be permitted to trade.

•	If the Grantee rejects the Award, the Award will be cancelled and no benefits from the Award nor any compensation or benefits in lieu of the Award will be provided to the Grantee.

Dated:
Grantee’s signature

Name:

Grantee’s address:

[Signature Page to Global Performance Share Unit Award Agreement

under the 2016 Share Option and Incentive Plan]

APPENDIX A

GLOBAL PERFORMANCE SHARE UNIT AWARD AGREEMENT
UNDER BEONE MEDICINES Ltd.
2016 Share OPTION AND INCENTIVE PLAN

1.	Performance Period. The period beginning on January 1, 2024, and ending on December 31, 2026 (the “Performance Period”). The Performance Period shall consist of the following three equally weighted measurement periods: (i) the one-year period commencing on January 1, 2024 and ending on December 31, 2024 (“FY24 Period”); (ii) the one-year period commencing on January 1, 2025 and ending on December 31, 2025 (“FY25 Period”); and (iii) the one-year period commencing on January 1, 2026 and ending on December 31, 2026 (“FY26 Period” and each, a “Revenue Measurement Period”).

2.	Determination of Total Revenue Goals and Earned Amounts; Vesting. As soon as practicable following the Administrator’s approval of the Company’s audited financial statements for each Revenue Measurement Period, the Administrator will finalize and approve the actual level of the Company’s total revenue for the applicable Revenue Measurement Period, calculated on a consolidated basis, with respect to the Company and its Subsidiaries, and constant currency basis, as determined in accordance with US GAAP (“Total Revenue”). The number of earned PSUs for any such Revenue Measurement Period will become vested on the date following the last day of the Performance Period on which the Administrator determines the level of attainment of the Total Revenue Goals for the FY26 Period (the “Determination Date”), provided, that the Grantee continues to provide services to the Company or the Employer, or their respective successors through the Determination Date, subject to accelerated vesting upon certain qualifying terminations of employment as set forth in Sections 3(b) and 3(c) of the Performance Share Unit Agreement.

Any PSUs, whether earned or unearned, that do not become vested as of the Determination Date (or such earlier date of accelerated vesting pursuant to Sections 3(b) and 3(c) of the Performance Share Unit Agreement, as applicable) shall be automatically forfeited by the Grantee for no consideration.

3.	Total Revenue Goals. The vesting of the PSUs on the Determination Date is based on the attainment of the Total Revenue Goals set forth below for each of the Revenue Measurement Periods. The attainment level, ranging from 0% to 200%, of the Total Revenue Goal applicable to each Revenue Measurement Period shall be measured separately following the end of each Revenue Measurement Period and weighted equally. The total number of PSUs that vest on the Determination Date shall be equal to a number of PSUs that is between 0% and 200% of the Target Number of PSUs Granted. Attainment among the Total Revenue Goal attainment levels is subject to interpolation on a linear basis.

[…***…]

Notwithstanding any provision of this Appendix A to the contrary, for purposes of determining the actual Total Revenue for each Revenue Measurement Period, the Administrator has full discretion and authority to make adjustments to any Total Revenue Goals, including without limitation to reflect significant corporate events and to determine, in its sole and absolute discretion, the level of achievement of each Total Revenue Goal on account of any such significant corporate event. All determinations regarding the level of achievement of the Company in attaining the Total Revenue Goals shall be made by the Administrator in its sole discretion and all such determinations will be final and binding on all parties.

appendix B

GLOBAL PERFORMANCE SHARE UNIT AWARD AGREEMENT
UNDER BEONE MEDICINES Ltd.
2016 Share OPTION AND INCENTIVE PLAN

Capitalized terms used but not defined in this Appendix B shall have the same meanings assigned to them in the Plan and/or the Global Performance Share Unit Award Agreement (the “PSU Agreement”).

Terms and Conditions

This Appendix B includes additional terms and conditions that govern the PSUs if the Grantee works and/or resides in one of the countries or regions listed below. If the Grantee is a citizen or resident of a country other than the one in which the Grantee is currently working and/or residing (or is considered as such for local law purposes), or the Grantee transfers employment and/or residency to a different country after the PSUs are granted, the Company will, in its discretion, determine the extent to which the terms and conditions contained herein will apply to the Grantee.

Notifications

This Appendix B also includes information regarding certain other issues of which the Grantee should be aware with respect to the Grantee’s participation in the Plan. The information is based on the securities, exchange control and other laws in effect in the respective countries or regions as of April 2025. Such laws are often complex and change frequently. As a result, the Company strongly recommends that the Grantee not rely on the information noted herein as the only source of information relating to the consequences of participation in the Plan because the information may be out-of-date at the time the Grantee vests in the PSUs or sells any Ordinary Shares acquired under the Plan.

In addition, the information contained herein is general in nature and may not apply to the Grantee’s particular situation. As a result, the Company is not in a position to assure the Grantee of any particular result. Accordingly, the Grantee is strongly advised to seek appropriate professional advice as to how the relevant laws in the Grantee’s country may apply to the Grantee’s individual situation.

If the Grantee is a citizen or resident of a country other than the one in which the Grantee is currently working and/or residing (or is considered as such for local law purposes), or if the Grantee transfers employment and/or residency to a different country after the PSUs are granted, the notifications contained in this Appendix B may not be applicable to the Grantee in the same manner.

DATA PRIVACY PROVISIONS FOR ALL GRANTEES

(a)            Data Collection, Processing and Usage. The Company collects, processes, and uses certain personally-identifiable information about the Grantee; specifically, including the Grantee’s name, home address, email address and telephone number, date of birth, social insurance, passport or other identification number, salary, citizenship, job title, any Ordinary Shares or directorships held in the Company, and details of all PSUs or any other equity awards granted, canceled, exercised, vested, or outstanding in the Grantee’s favor (“Data”), which the Company receives from the Grantee or the Employer. In granting the PSUs under the Plan, the Company will collect the Grantee’s Data for purposes of allocating Ordinary Shares and implementing, administering and managing the Plan. The Company collects, processes and uses Data pursuant to the Company’s legitimate interest of managing the Plan and generally administering equity awards and to satisfy its contractual obligations under the terms of the Agreement.

(b)            Share Plan Administration Service Provider. The Company transfers Data to Morgan Stanley Smith Barney, LLC and certain of its affiliates (“MSSB”), an independent service provider based in the United States, which assists the Company with the implementation, administration and management of the Plan. In the future, the Company may select a different service provider and share Data with another company that serves in a similar manner. MSSB will open an account for the Grantee to receive and trade Ordinary Shares acquired under the Plan. The Grantee will be asked to agree on separate terms and data processing practices with MSSB, which is a condition to the Grantee’s ability to participate in the Plan.

(c)            International Data Transfers. The Company is incorporated under the laws of Switzerland and operates globally through various Subsidiaries. MSSB is based in the United States. The Company can only meet its contractual obligations to the Grantee if the Grantee’s Data is transferred to the Company and MSSB. The Company’s legal basis for the transfer of Data is to satisfy its contractual obligations under the terms of the Agreement and/or its use of the standard data protection clauses adopted by the EU Commission.

(d)            Data Retention. The Company will use Data only as long as is necessary to implement, administer and manage the Grantee’s participation in the Plan or as required to comply with applicable laws, exercise or defense of legal rights, and archiving, back-up and deletion processes. This means the Company may retain Data after the Grantee’s employment relationship has terminated. When the Company no longer needs Data, the Company will remove it from its systems to the fullest extent practicable. If the Company keeps Data longer, it would be to satisfy legal or regulatory obligations and the Company’s legal basis would be for compliance with relevant laws or regulations.

(e)            Data Subject Rights. The Grantee may have a number of rights under data privacy laws in the Grantee’s country of residence. For example, the Grantee’s rights may include the right to (i) request access or copies of Data the Company processes, (ii) request rectification of incorrect Data, (iii) request deletion of Data, (iv) place restrictions on processing, (v) lodge complaints with competent authorities in the Grantee’s country of residence, and/or (vi) request a list with the names and addresses of any potential recipients of Data. To receive clarification regarding the Grantee’s rights or to exercise the Grantee’s rights, the Grantee should contact the Company’s local human resources department.

AUSTRALIA

Notifications

Securities Law Information. This offer of PSUs is being made under Division 1A, Part 7.12 of the Corporations Act 2001 (Cth).

Tax Information. Subdivision 83A-C of the Income Tax Assessment Act, 1997 applies to the PSUs granted under the Plan, such that the PSUs are intended to be subject to deferred taxation.

Exchange Control Information. If the Grantee is an Australian resident, exchange control reporting is required for cash transactions exceeding a certain threshold and international fund transfers. If an Australian bank is assisting with the transaction, the bank will file the report on the Grantee’s behalf. If there is no Australian bank involved with the transfer, the Grantee will be required to file the report.

BRAZIL

Terms and Conditions

Compliance with Law. By accepting the PSUs, the Grantee acknowledges and agrees to comply with applicable Brazilian laws and to pay any and all applicable Tax-Related Items associated with the vesting of the PSUs, the receipt of any dividends, and the sale of the Ordinary Shares acquired under the Plan.

Labor Law Acknowledgment. By accepting the PSUs, the Grantee agrees that the Grantee is (i) making an investment decision and (ii) the value of the underlying Ordinary Shares is not fixed and may increase or decrease over the vesting period without compensation to the Grantee.

Notifications

Exchange Control Information. If the Grantee is resident or domiciled in Brazil, he or she will be required to submit annually a declaration of assets and rights held outside Brazil to the Central Bank of Brazil if the aggregate value of such assets and rights is equal to or greater than a certain threshold. Quarterly reporting is required if such amount exceeds a certain threshold. Assets and rights that must be reported include Ordinary Shares the Grantee acquires under the Plan and the proceeds realized from the sale of such Ordinary Shares or the receipt of any dividends and may include PSUs granted under the Plan.

CHINA

The following terms and conditions apply to the Grantee if the Grantee is subject to exchange control restrictions and regulations in China (regardless of the Grantee’s nationality and residency status), including the requirements imposed by the State Administration of Foreign Exchange (the “SAFE”), as determined by the Company in its sole discretion:

Restriction on Sale. Notwithstanding the Plan and any other provision of the Agreement to the contrary, the Grantee will not be permitted to sell any Ordinary Shares acquired under the Plan unless and until the necessary approvals have been obtained from the SAFE and remain effective, as determined by the Company in its sole discretion.

Designated Broker. The Grantee acknowledges that all Ordinary Shares acquired under the Plan will be deposited into a designated account established with a broker designated by the Company. The Grantee further acknowledges that the Grantee may not transfer Ordinary Shares out of the account at any time.

Sale of Ordinary Shares. The Grantee acknowledges and agrees that the Company may require the Grantee to sell any Ordinary Shares acquired under the Plan at such time(s) as determined by the Company in its discretion due to local legal and regulatory requirements, as well as the terms of any approval issued by the SAFE (including within a specified period following the Grantee’s termination of employment). Further, the Grantee expressly and explicitly authorizes the Company to issue instructions, on the Grantee’s behalf, to the Company’s designated broker or any other brokerage firm and/or third party administrator engaged by the Company to hold any Ordinary Shares and other amounts acquired under the Plan by the Grantee to sell such Ordinary Shares as may be required to comply with the terms of the Company's SAFE approval and/or applicable legal and regulatory requirements. In this regard, the Grantee acknowledges that the Company’s designated broker is under no obligation to arrange for the sale of Ordinary Shares at any particular price.

Repatriation and Other Exchange Control Requirements. The Grantee acknowledges and agrees that he or she will be required to immediately repatriate to China the cash proceeds from the sale of any Ordinary Shares the Grantee acquires under the Plan, as well as any cash dividends paid on such Ordinary Shares, through a foreign disbursement account held by the Company's designated broker to a special exchange control account established by a Subsidiary in China. The Grantee further acknowledges and agrees that any proceeds from the sale of any Ordinary Shares or the receipt of any cash dividends may be transferred to such special account prior to being delivered to the Grantee. In this regard, the Grantee also understands that the proceeds will be delivered to the Grantee as soon as possible, but there may be delays in distributing the funds to the Grantee due to exchange control requirements in China. As proceeds will be paid to the Grantee in either U.S. dollars or Renminbi (at the Company’s discretion), the Grantee understands that the Grantee may be required to set up a U.S. dollar bank account in China so that the proceeds may be deposited into this U.S. dollar account. The Grantee agrees to bear any remittance fees charged by banks or other financial institutions to handle the payment of my proceeds from the sale of Ordinary Shares. The Grantee further agrees to comply with any other requirements that may be imposed by the Company in the future in order to facilitate compliance with exchange control requirements in China.

Administration. The Grantee acknowledges that the Company will not be liable for any costs, fees, lost interest or dividends or other losses the Grantee may incur or suffer resulting from the enforcement of the terms of this Appendix B or otherwise from the Company’s operation and enforcement of the Plan and the Agreement in accordance with Chinese law including, without limitation, any applicable SAFE rules, regulations and requirements.

SWITZERLAND

Notifications

Securities Law Information. Neither this document nor any materials relating to the Ordinary Shares (i) constitutes a prospectus according to articles 35 et seq. of the Swiss Federal Act on Financial Services, as amended from time to time (“FinSA”), (ii) may be publicly distributed or otherwise made publicly available in Switzerland to any person other than an employee of the Company or one of its Subsidiaries, or (iii) has been or will be filed with, approved or supervised by any Swiss reviewing body according to Article 51 of FinSA or any Swiss regulatory authority, including the Swiss Financial Supervisory Authority (FINMA).

UNITED KINGDOM

Terms and Conditions

Responsibility for Taxes. The following provisions supplement Paragraph 6 of the PSU Agreement:

Without limitation to Paragraph 6 of the PSU Agreement, the Grantee agrees that the Grantee is liable for all Tax-Related Items and hereby covenants to pay all such Tax-Related Items as and when requested by the Company or the Employer or by HM Revenue and Customs (“HMRC”) (or any other tax authority or any other relevant authority). The Grantee also agrees to indemnify and keep indemnified the Company or the Employer against any Tax-Related Items that they are required to pay or withhold or have paid or will pay to HMRC (or any other tax authority or any other relevant authority) on the Grantee’s behalf.

Notwithstanding the foregoing, if the Grantee is a director or executive officer of the Company (within the meaning of Section 13(k) of the Exchange Act), the terms of the immediately foregoing provision will not apply if the indemnification can be viewed as a loan. In such case, if the amount of any income tax due is not collected from or paid by the Grantee within 90 days of the end of the U.K. tax year in which an event giving rise to the indemnification described above occurs, the amount of any uncollected income taxes may constitute a benefit to the Grantee on which additional income tax and national insurance contributions (“NICs”) may be payable. The Grantee will be responsible for reporting and paying any income tax due on this additional benefit directly to HMRC under the self-assessment regime and for paying to the Company or the Employer, as applicable, any employee NICs due on this additional benefit, which the Company or the Employer may collect from the Grantee by any of the means referred to in Paragraph 6 of the PSU Agreement.